Exhibit 21.1

Subsidiaries of Point Therapeutics, Inc.

Name of Subsidiary	Jurisdiction of Organization/ State of Incorporation

Point Therapeutics Massachusetts, Inc.	Massachusetts

Hemapharm Inc.	Delaware

Hemasure A/S	Denmark